Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

ELECTROVAYA INC.

FOR THE YEARS ENDED SEPTEMBER 30, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Electrovaya Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Electrovaya Inc. (the “Company”) as at September 30, 2024 and 2023, and the related consolidated statements of earnings, comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended September 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at September 30, 2024 and 2023, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended September 30, 2024, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditor since 2023.

Toronto, Canada

December 12, 2024

MNP LLP
1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894

ELECTROVAYA INC.

Consolidated Statements of Financial Position

(Expressed in thousands of U.S. dollars)

As at September 30, 2024 and September 30, 2023

		As at	As at
	Notes	September 30, 2024	September 30, 2023
Assets
Current assets
Cash and cash equivalents		781	1,032
Trade and other receivables	Note 5	11,292	10,611
Inventories	Note 6	9,698	8,266
Prepaid expenses	Note 8	7,647	5,997
Total current assets		29,418	25,906

Non-current assets
Property, plant and equipment	Note 7, 9	9,202	10,149
Long-term deposit		862	459
Total non-current assets		10,064	10,608

Total assets		39,482	36,514

Liabilities and Equity
Current liabilities
Trade and other payables	Note 10, 23	9,460	8,420
Working capital facilities	Note 11 (a)	16,283	11,821
Promissory notes	Note 11 (b)	519	1,026
Short term loans	Note 12	1,630	3,457
Derivative liability	Note 20	155	1,489
Relief and recovery fund payable	Note 18	13	9
Lease liability	Note 14	471	389
Total current liabilities		28,531	26,611

Non-current liabilities
Lease liability	Note 14	1,871	2,338
Government assistance payable	Note 18	152	96
Other payables	Note 23	343	323
Total non-current liabilities		2,366	2,757

Equity
Share capital	Note 15	116,408	115,041
Contributed surplus		10,904	9,249
Warrants	Note 15	4,725	4,725
Accumulated other comprehensive income		5,792	5,890
Deficit		(129,244)	(127,759)
Total Equity		8,585	7,146
Total liabilities and equity		39,482	36,514

See accompanying notes to consolidated financial statements.
Signed on behalf of the Board of Directors
Chair of the Board		Sankar Das Gupta, Director
Chair of Audit Committee		James K Jacobs, Director

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ELECTROVAYA INC.

Consolidated Statements of Earnings

(Expressed in thousands of U.S. dollars)

For the years ended September 30, 2024 and September 30, 2023

	Notes	September 30, 2024	September 30, 2023

Revenue	Note 22	44,615	44,059
Direct manufacturing costs	Note 6(b)	30,926	32,203
Gross margin		13,689	11,856

Expenses
Research and development		3,038	3,382
Government assistance	Note 19	(316)	(387)
Sales and marketing		2,935	1,897
General and administrative		3,939	3,687
Stock based compensation		2,155	1,167
Depreciation and amortization		1,209	907
		12,960	10,653

Income from operations		729	1,203

Net finance charges	Note 13	2,366	2,474
Foreign exchange loss (gain) and interest income		(152)	887
Loss before income tax		(1,485)	(2,158)

Deferred tax recovery	Note 24	—	679

Net loss for the year		(1,485)	(1,479)

Basic and diluted income (loss) per share		(0.04)	(0.04)
Weighted average number of shares
Outstanding, basic and fully diluted		34,012,383	33,832,784

See accompanying notes to consolidated financial statements.

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ELECTROVAYA INC.

Consolidated Statement of Comprehensive Income (Loss)

(Expressed in thousands of U.S. dollars)

For the years ended September 30, 2024 and September 30, 2023

	September 30, 2024	September 30, 2023

Net loss for the year	(1,485)	(1,479)

Items that will not be reclassified to Profit and Loss
Gain on revaluation of property (net of deferred tax)	—	1,921

Items that may be reclassified to Profit and Loss
Cumulative translation adjustment	(98)	525
Other comprehensive income (loss) for the year	(98)	2,446
Total comprehensive income (loss) for the year	(1,583)	967

See accompanying notes to consolidated financial statements.

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ELECTROVAYA INC.

Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the years ended September 30, 2024 and September 30, 2023

	Share Capital	Contributed Surplus	Warrants	Accumulated other Comprehensive Income	Deficit	Total
Balance – October 01, 2022	103,305	8,099	4,725	3,444	(126,280)	(6,707)
Stock-based compensation	—	1,167	—	—	—	1,167
Issuance of shares	7,306	—	—	—	—	7,306
Exercise of options	17	(17)	—	—	—	—
Exercise of warrants	4,413	—	—	—	—	4,413
Revaluation of property	—	—	—	1,921	—	1,921
Cumulative translation adjustment	—	—	—	525	—	525
Net loss for the year	—	—	—	—	(1,479)	(1,479)
Balance – September 30, 2023	115,041	9,249	4,725	5,890	(127,759)	7,146

Balance – October 01, 2023	115,041	9,249	4,725	5,890	(127,759)	7,146
Stock-based compensation	—	2,155	—	—	—	2,155
Issuance of shares	169	—	—	—	—	169
Exercise of options	1,198	(500)	—	—	—	698
Cumulative translation adjustment	—	—	—	(98)	—	(98)
Net loss for the year	—	—	—	—	(1,485)	(1,485)
Balance – September 30, 2024	116,408	10,904	4,725	5,792	(129,244)	8,585

See accompanying notes to consolidated financial statements.

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ELECTROVAYA INC.

Consolidated Statement of Cash Flows

(Expressed in thousands of U.S. dollars)

For the years ended September 30, 2024 and September 30, 2023

	Notes	September 30, 2024	September 30, 2023

Cash and cash equivalents provided by (used in)

Operating activities
Net loss for the year		(1,485)	(1,479)
Add:
Amortization		1,209	907
Stock based compensation expense		2,155	1,167
Interest expense and other financing charges	Note 13	2,339	2,474
Non-cash foreign exchange		(40)	1
Gain on debt extinguishment		(936)	—
Bad debt expense / recovery		51	—
Premium on purchase of SEJ		—	495
Deferred tax recovery	Note 24	—	(679)
Cash provided by operating activities		3,293	2,886
Net Changes in the working capital	Note 17	(2,255)	(8,121)
Cash from (used in) operating activities		1,038	(5,235)

Investing activities:
Purchase of property, plant and equipment	Note 9	(125)	(505)
Change in long term deposits		(541)	(398)
Cash used in investing activities		(666)	(903)

Financing activities
Issuance of shares		—	7,167
Issuance of warrants		—	3,259
Exercise of options		131	21
Exercise of warrants		—	3,004
Proceeds from working capital facilities	Note 11(a)	52,247	35,727
Repayment of working capital facilities	Note 11(a)	(47,805)	(34,184)
Repayment of vendor take back loan	Note 12	(1,879)	(750)
Repayment of promissory note	Note 11(b), 12	—	(4,945)
Interest and other finance cost	Note 13	(2,533)	(2,011)
Government assistance		(55)	(28)
Lease payments	Note 14	(735)	(707)
Cash from (used in) financing activities		(629)	6,553

Increase (decrease) in cash and cash equivalents		(257)	415
Cash and cash equivalents, beginning of year		1,032	626
Effect of movements in exchange rates on cash held		6	(9)
Cash and cash equivalents at end of year		781	1,032
Supplemental cash flow disclosures:
Interest paid		2,233	1,793
Income tax paid		—	—

See accompanying notes to consolidated financial statements.

Some comparative figures have been adjusted to make it consistent with current year presentation.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

1.	Reporting Entity

Electrovaya Inc. (the “Company”) is domiciled in Ontario, Canada, and is incorporated under the Business Corporations Act (Ontario). The Company’s registered office is at 6688 Kitimat Road, Mississauga, Ontario, L5N 1P8, Canada. The Company’s common shares trade on the Toronto Stock Exchange and NASDAQ under the symbol ELVA.TO and ELVA, respectively. The Company has no immediate or ultimate controlling parent.

These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group” or “Company”). The Company is primarily involved in the design, development, manufacturing and sale of Lithium-Ion batteries, battery systems and battery-related products for energy storage, clean electric transportation, and other specialized applications.

2.	Basis of Presentation

a.	Statement of Compliance

These consolidated financial statements have been prepared based on the principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The consolidated financial statements have been prepared on a historical cost basis, except for property, plant and equipment and derivative financial instruments that have been measured at fair value.

These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on December 12, 2024.

b.	Basis of Accounting

These consolidated financial statements have been prepared on the going concern basis, which contemplates the realization of assets and settlement of liabilities as they fall due in the normal course of business.

During the year ended September 30, 2024, the Company generated cash from operations of $1.04 million (September 30, 2023: $(5.23 million). As of September 30, 2024, the Company has working capital of $0.89 million (September 30, 2023: $(0.71) million) and a net loss of $1.49 million (2023: $1.48 million).

c.	Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollars and have been rounded to the nearest thousands, except per share amounts and when otherwise indicated. The functional currency of the Electrovaya Inc. is the Canadian dollar and the functional currencies of the all the Group’s companies is US Dollars. Below are the companies within Group -

Electrovaya Corp., Electrovaya Company, Sustainable Energy Jamestown LLC, Electrovaya USA Inc.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

d.	Use of Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty that have the most significant effect on the amounts recognized in the consolidated financial statements relate to the following (assumptions made are disclosed in individual notes throughout the consolidated financial statements where relevant):

●	Estimates used in determining the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.
●	Estimates used in testing non-financial assets for impairment including determination of the recoverable amount of a cash generating unit.
●	Estimates used in determining the fair value of stock option grants and warrants. These estimates include assumptions about the volatility of the Company’s stock and forfeiture.
●	Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. Information on tax losses carried forward is presented in Note 24.

Allowance for expected credit losses

The allowance for expected credit losses is based on the assessment of the collectability of customer accounts and the aging of the related invoices and represents the best estimate of probable credit losses in the existing trade accounts receivable. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of the account receivable balances, and current economic conditions that may affect a customer’s ability to pay.

Stock-Based Compensation

The Company account for stock-based compensation costs in accordance with the accounting standards for stock-based compensation, which require that all stock-based payments to employees be recognized in the audited consolidated statements of earnings based on their fair values. The fair value of stock options on the grant date is estimated using the Black-Scholes option-pricing model using the single-option approach and the Monte Carlo valuation method depending on the type of option granted. The Black Scholes and Monte Carlo option pricing models require the use of highly subjective and complex assumptions, including the option’s expected term and the price volatility of the underlying stock, to determine the fair value of the award.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

Warrants

The Company accounts for warrants in accordance with the accounting standards for warrants, which requires all warrants to be recognized in the audited consolidated statement of financial position based on their fair values. The fair value of warrants on the grant date is estimated using the Black-Scholes pricing model approach. The Black Scholes pricing model requires the use of highly subjective and complex assumptions, including the warrant’s expected term and the price volatility of the underlying stock, to determine the fair value of the award.

3.	Material Accounting Policies

The accounting policies below are in compliance with IFRS and have been applied consistently to all periods presented in these consolidated financial statements.

a.	Basis of consolidation

i.	Subsidiaries

These consolidated financial statements include direct and indirect subsidiaries, all of which are wholly owned. Any subsidiaries that are formed or acquired during the year are consolidated from their respective dates of formation or acquisition. Inter-company transactions and balances are eliminated on consolidation.

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company. All subsidiaries have the same reporting dates as their parent Company.

ii.	Transactions eliminated on consolidation

Intra-company balances and transactions, and any unrealized income and expenses arising from intra-company transactions, are eliminated in preparing the consolidated financial statements.

b.	Foreign currency

Each subsidiary of the Company maintains its accounting records in its functional currency. A Company’s functional currency is the currency of the principal economic environment in which it operates.

i.	Foreign currency transactions

Transactions carried out in foreign currencies are translated using the exchange rate prevailing at the transaction date. Monetary assets and liabilities denominated in a foreign currency at the reporting date are translated at the exchange rate at that date. The foreign currency gain or loss on such monetary items is recognized as income or expense for the period. Non-monetary assets and liabilities denominated in a foreign currency are translated at the historical exchange rate prevailing at the transaction date.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

ii.	Translation of financial statements of foreign operations

The assets and liabilities of subsidiaries whose functional currency is not the U.S. dollar are translated into U.S. dollars at the exchange rate prevailing at the reporting date. The income and expenses of foreign operations whose functional currency is not the U.S. dollar are translated to U.S dollars at the exchange rate prevailing on the date of transaction. Foreign currency differences on translation are recognized in other comprehensive income in the cumulative translation account net of income tax.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the foreign currency translation reserve.

c.	Financial instruments

Recognition

Financial assets and financial liabilities are recognized in the Company’s consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (‘FVTPL’). The directly attributable transactions costs of financial assets and liabilities as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classification of such assets and liabilities.

Classification and Measurement

The Company determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:

●	those to be measured subsequently at fair value either through profit or loss (“FVTPL”) or through other comprehensive income (“FVTOCI”); and,
●	those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through FVTPL or through FVTOCI (which designation is made as an irrevocable election at the time of recognition).

After initial recognition at fair value, financial liabilities are classified and measured at either:

●	amortized cost.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

●	FVTPL, if the Company has made an irrevocable election at the time of recognition, or when required (for items such as instruments held for trading or derivatives); or,
●	the Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

The Company’s financial assets consist of cash and cash equivalents, trade and other receivables and prepaid expenses, which are classified and subsequently measured at amortized cost. The Company’s financial liabilities consist of trade and other payables, working capital facilities, promissory notes, short term loans, lease liability, relief and recovery fund payable, and other payables, which are classified and measured at amortized cost using the effective interest method. Derivative liability is classified and measured at fair value through profit and loss. Interest expense is reported in profit or loss.

d.	Cash equivalents

Cash equivalents include short-term investments with original maturities of three months or less.

e.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of raw material is determined using the average cost method. Cost of semi-finished and finished goods are determined using the First in First out (FIFO) method. Cost includes all expenses directly attributable to the manufacturing process as well as appropriate portions of related production overheads. Net realizable value is the estimated selling price in the ordinary course of business less any applicable selling expenses.

f.	Property, plant and equipment

Recognition and measurement

Items of property, plant and equipment (other than land and buildings) are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes the cost of material and labor and other costs directly attributable to bringing the asset to a working condition for its intended use.

When significant components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within profit or loss.

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of qualifying property, plant and equipment as part of the cost of that asset, if applicable. Capitalized borrowing costs are amortized over the useful life of the related asset.

The Company adopted the revaluation method of accounting for the newly acquired building and land. Land and building measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on an annual basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset increases as a result of revaluation, the increase is recognized in other comprehensive income or loss and accumulated in equity in revaluation surplus, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset decreases, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in profit or loss. Material residual value estimates and estimates of useful life are updated as required, but at least annually. Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amounts of the assets and are recognized in profit or loss within “other income” or “other expenses.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Maintenance and repair costs are expensed as incurred, except where they serve to increase productivity or to prolong the useful life of an asset, in which case they are capitalized.

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

The following useful lives are applied:

Item	Life (in years)
Leasehold improvements	3
Production equipment	2-15
Office furniture and equipment	2-5
Building	20
Right of use assets	Over the lease term

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted prospectively, if appropriate.

g.	Leases

Where the Company has entered a lease, the Company has recognized a right-of-use asset representing its rights to use the underlying assets and a lease liability representing its obligation to make lease payments. The right-of-use asset, where it relates to an operating lease, has been presented net of accumulated depreciation and is disclosed in the consolidated statement of financial position. The lease liability has been disclosed as a separate line item, allocated between current and non-current liabilities. The lease liability associated with all leases is measured at the present value of the expected lease payments at inception and discounted using the interest rate implicit in the lease. If the rate cannot be readily determined, the Company’s incremental borrowing rate is used to discount the lease liability. Judgement is required to determine the incremental borrowing rate.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

h.	Impairment

●	Financial assets

The Company recognizes an allowance for credit losses equal to lifetime credit losses for trade and other receivables. None of these assets include a financing component. Significant receivable balances are assessed for impairment individually based on information specific to the customer. The remaining receivables are grouped, where possible, based on shared credit risk characteristics, and assessed for impairment collectively. The allowance assessment incorporates past experience, current and expected future conditions.

●	Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that are not yet available for use, the recoverable amount is estimated each year at the same time.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated to the carrying amounts of the assets in the unit (group of units).

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

i.	Provisions

Legal

Provisions are recognized for present legal or constructive obligations arising from past events when the amount can be reliably estimated, and it is probable that an outflow of resources will be required to settle an obligation. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material.

At the end of each reporting period, the Company evaluates the appropriateness of the remaining balances. Adjustments to the recorded amounts may be required to reflect actual experience or to reflect the current best estimate.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

In the normal course of operations, the Company may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. The ultimate outcome or actual cost of settlement may vary significantly from the original estimates. Material obligations that have not been recognized as provisions, as the outcome is not probable or the amount cannot be reliably estimated, are disclosed as contingent liabilities, unless the likelihood of outcome is remote.

j.	Share-based payments

The Company accounts for all share-based payments to employees and non-employees using the fair value-based method of accounting. The Company measures the compensation cost of stock-based option awards to employees at the grant date using the Black-Scholes option pricing model to determine the fair value of the options. The share-based compensation cost of the options is recognized as stock-based compensation expense over the relevant vesting period of the stock options.

Under the Company`s stock option plan, all options granted under the plan have a maximum term of 10 years and have an exercise price per share of not less than the market value of the Company’s common shares on the date of grant. The Board of Directors has the discretion to accelerate the vesting of options or stock appreciation rights granted under the plan in accordance with applicable laws and the rules and policies of any stock exchange on which the Company’s common shares are listed.

The Company has an option plan whereby options are granted to employees and consultants as part of the Company’s incentive plans. Stock options vest in installments over the vesting period. Stock options typically vest one third each year over 3 years or immediately as approved by the Board. The Company treats each installment as a separate grant in determining stock-based compensation expense.

The grant date fair value of options granted to employees is recognized as stock-based compensation expense, with a corresponding charge to contributed surplus, over the vesting period. The expense is adjusted to reflect the estimated number of options expected to vest at the end of the vesting period, adjusted for the estimated forfeitures during the period. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in the prior periods if share options ultimately exercised are different to that estimated on vesting. The fair value of options is measured using the Black-Scholes option pricing model. Measurement inputs include the price of Common shares on the measurement date, exercise price of the option, expected volatility (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior), expected dividends, estimated forfeitures and the risk-free interest rate.

Upon exercise of options, the proceeds received net of any directly attributable transaction costs up to the nominal value of the shares issued are allocated to share capital with any excess being recorded in retained earnings or deficit.

k.	Income taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity. Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred tax is not provided on the initial recognition of goodwill on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit or transactions that at the time of the transaction, does not give rise to equal taxable and deductible temporary differences. Deferred tax on temporary differences associated with investments in subsidiaries and joint ventures is not provided if reversal of these temporary differences can be controlled by the Company and it is probable that reversal will not occur in the foreseeable future. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income, based on the Company’s forecast of future operating results which is adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to set off current tax assets and liabilities from the same taxation authority. Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively. A valuation allowance is recorded against any deferred income tax asset if it is more likely than not that the asset will be realized.

l.	Revenue

Revenue arises from the sale of goods and the rendering of services. It is measured by reference to the fair value of consideration received or receivable, excluding sales taxes, rebates, and trade discounts. The Company often enters sales transactions involving a range of the Company’s products and services, for example for the delivery of battery systems and related services.

Sale of goods

Sale of goods and services is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership, generally when the customer has taken undisputed delivery of the goods and services. For contracts that permit the customer to return an item, revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on the historical data for specific types of products.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

Advance payments by customers - Any advance receipts from customers are included in contract liabilities until the revenue recognition criteria is met.

Warranty provision

A provision for warranty costs is recorded on product sales at the time the sale is recognized. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

Government Grants

Government grants are recognized when there is reasonable assurance that the Company has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received. Government grants that compensate for expenses already incurred are recognized in income on a systematic basis in the same year in which the expenses are incurred. Government grants for immediate financial support, with no future related costs, are recognized in income when receivable. Government grants that compensate the Company for the cost of an asset are recognized on a systematic basis over the useful life of the asset. Government grants consisting of investment tax credits are recorded as a reduction of the related expense or cost of the asset acquired. If a government grant becomes repayable, the repayment is treated as a change in estimate. Where the original grant related to income, the repayment is applied first against any related deferred government grant balance, and any excess as an expense. Where the original grant related to an asset, the repayment is treated as an increase to the carrying amount of the asset or as a reduction to the deferred government grant balance.

m.	Research and development

Expenditure on research is recognized as an expense in the period in which it is incurred.

Costs that are directly attributable to the development phase are recognized as intangible assets provided, they meet the following recognition requirements:

●	completion of the intangible asset is technically feasible so that it will be available for use or sale.

●	the Company intends to complete the intangible asset and use or sell it.

●	the Company has the ability to use or sell the intangible asset.

●	the intangible asset will generate probable future economic benefits. Among other things, this requires that there is a market for the output from the intangible asset or for the intangible asset itself, or, if it is to be used internally, the asset will be used in generating such benefits.

●	there are adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

●	the expenditure attributable to the intangible asset during its development can be measured reliably.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

Development costs not meeting these criteria for capitalization are expensed in profit or loss as incurred.

n.	Finance income and expense, foreign currency gains and losses

Interest income is reported on an accrual basis using the effective interest method.

Finance costs are comprised of interest expense on promissory notes, short term loans and working capital facilities. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method. Foreign currency gains and losses are reported on a net basis.

o.	Earnings per share (EPS)

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise share options granted to employees. In a period of losses, the dilutive instruments comprising warrants and stock options are excluded for the determination of dilutive net loss per share because their effect is anti-dilutive.

p.	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. All operating segments’ operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

4.	Standards issued but not yet effective

The IASB and the IFRIC have issued the following new and revised standards and interpretations that are not yet effective for the relevant reporting periods and the Company has not early adopted these standards, amendments and interpretations. However, the Company is currently assessing what impact the application of these standards or amendments will have on the Consolidated Financial Statements of the Company. The Company intends to adopt these standards, if applicable, when the standards become effective:

a.	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

The amendments address the measurement requirements for sale and leaseback transactions. The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted. A seller-lessee shall apply the amendments retrospectively to sale and leaseback transactions entered into after the date of initial application. The date of initial application is the beginning of the annual reporting period in which an entity first applies IFRS 16.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

b.	Classification of Liabilities as Current or Non-Current and Non-Current Liabilities with Covenants (Amendments to IAS 1)

●	Liabilities are classified as either current or non-current depending on the existence at the end of the reporting period of a right to defer settlement of the liability for at least twelve months after the reporting period. The amendments also clarify that only covenants that an entity must comply with on or before the reporting date would affect a liability’s classification as current or non-current, even if compliance with the covenant is only assessed after the entity’s reporting date. Classification is unaffected by the likelihood that an entity will settle the liability within 12 months after the reporting date; and

●	How an entity classifies debt an entity may settle by converting it into equity.

Additionally, the amendments added new disclosure requirements for situations where a liability is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months after the reporting date. The disclosure should enable users of financial statements to understand the risk that the liability classified as non-current could become repayable within 12 months after the reporting period. Amendments are effective for annual reporting periods beginning on or after January 1, 2024, and do not have any impact on the Company’s reporting requirements.

c.	Lack of Exchangeability (Amendments to IAS 21)

The amendments specify how to determine whether a currency is exchangeable into another currency and how to determine the spot exchange rate when a currency lacks exchangeability.

The amendments are effective for annual reporting periods beginning on or after January 1, 2025. In applying the amendments, an entity shall not restate comparative periods but will follow the specific transitional provisions included in the amendments.

d.	IFRS 18 Presentation and Disclosure in Financial Statements (New)

IFRS 18 replaces IAS 1 Presentation of Financial Statements, and for all entities will-

●	Introduce a new defined structure for the statement of profit and loss and require the classification of income and expenses in that statement into one of five categories: operating; investing; financing; income taxes; and discontinued operations. IFRS 18 introduces definitions of these categories for purposes of the statement of profit and loss. Specific categorization requirements will apply to entities whose ‘main business activity’ is to provide financing to customers or to invest in specified assets. Entities will also be required to present new subtotals for ‘operating profit or loss’ and ‘profit or loss before financing and income taxes.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

●	Require disclosure of ‘management-defined performance measures’ (MPMs) in a single note to the financial statements. MPMs are subtotals of income and expenses that an entity uses in public communications outside of its financial statements, to communicate management’s view of an aspect of the financial performance of the entity as a whole to users. Entities must disclose a reconciliation between the measure and the most directly comparable total or subtotal specifically required to be disclosed by IFRS Accounting Standards or subtotal listed in IFRS 18.
●	Enhance guidance about how to group information within the financial statements; and
●	For the statement of cash flows, require that ‘operating profit or loss’ be used as the starting point for determining cash flows from operating activities under the indirect method, and remove the optionality around classification of cash flows from interest and dividends.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, including for interim financial statements. Earlier application is permitted. The new standard is to be applied retrospectively, and, in the year of adoption, a reconciliation is required between how the statement of profit or loss was presented in the comparative period under IAS 1 and how it is presented in the current year under IFRS 18.

5.	Trade and Other Receivables

	September 30, 2024	September 30, 2023
Trade receivables, gross	10,577	9,404
Expected credit losses	(64)	(257)
Trade receivables	10,513	9,147
Other receivables	779	1,464
Trade and other receivables	11,292	10,611

As at September 30, 2024, 0.77% of the Company’s accounts receivable is over 90 days past due (September 30, 2023 – 7.18%)

Particulars	Current	31-60	61-90	91-120	>120	Total
%	78.52	20.61	0.10	0.02	0.75	100
Gross Trade receivable	8,305	2,180	11	4	77	10,577

Particulars	Current	31-60	61-90	91-180	181-365	>365	Total
Trade receivable (net of specific provision)	8,305	2,180	11	4	29	48	10,577
Expected loss rate (%)	0.05	0.24	0.42	1.06	19.62	100	0.61
Expected loss provision	4	6	—	—	6	48	64

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

The movement in the allowance for credit losses can be reconciled as follows:

	September 30, 2024	September 30, 2023
Beginning balance	257	54
Write off	(244)	—
Allowance provided	51	203
Ending balance	64	257

6.	Inventories

a.	Total inventories on hand as at September 30, 2024 and September 30, 2023 are as follows:

	September 30, 2024	September 30, 2023
Raw materials	8,433	6,553
Semi-finished	324	165
Finished goods	941	1,548
	9,698	8,266

b.	During the year ended September 30, 2024, the provision for slow moving and obsolete inventories amounted to $225 (September 30, 2023: $162), which was also included in direct manufacturing costs.

c.	During the year ended September 30, 2024, materials amounted to $29.25 million (September 30, 2023: $30.69 million) was expensed through direct manufacturing costs.

7.	Revaluation of land and building

The Company has revalued its land and building as at March 31, 2023, and recognized a revaluation surplus of $2,600 (less tax of $679) in OCI. The valuation techniques were based on income and sales comparable approach. Significant unobservable inputs used in measuring the fair value of the building at the date of revaluation were as follows:

	High	Low
Market rent ($ sq ft)	$7.10	$3.14
Capitalisation rate	13.70%	9.50%
Sales ($ sq ft)	$56.87	$35.41

The Company’s estimates are, by their nature, subject to change. Changes in the capitalization rate would represent a change in the value of the land and buildings. The Company performed a sensitivity analysis on the value of the land and buildings based on changes to the capitalisation rate.

20 | P a g e

ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

As at March 31, 2023, 1% change in the capitalization rate and market rent would result in a change in the value of the land and building by approximately $800.

8.	Prepaid expenses

	September 30, 2024	September 30, 2023
Prepaid expenses	612	486
Prepaid insurance	54	108
Prepaid purchases	6,981	5,403
	7,647	5,997

Prepaid purchases are comprised of vendor deposits on inventory orders for the future acquisition of inventories.

9.	Property, plant and equipment

September 30, 2024
	Land & Building	Right of Use Asset	Leasehold Improvement	Production Equipment	Office Furniture & Equipment	Total
Gross carrying amount
Balance beginning	7,700	3,197	76	1,712	73	12,758
Additions	—	—	—	94	31	125
Exchange differences	—	6	—	3	1	10
Balance ending	7,700	3,203	76	1,809	105	12,893
Depreciation and impairment
Balance beginning	(419)	(1,127)	(33)	(970)	(60)	(2,609)
Additions	(374)	(454)	(15)	(221)	(11)	(1,075)
Exchange differences	—	(3)	—	(3)	(1)	(7)
Balance ending	(793)	(1,584)	(48)	(1,194)	(72)	(3,691)
Net Book Value ending	6,907	1,619	28	615	33	9,202

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

September 30, 2023
	Land & Building	Right of Use Asset	Leasehold Improvement	Production Equipment	Office Furniture & Equipment	Total
Gross carrying amount
Balance beginning	5,105	2,582	39	1,240	56	9,022
Additions	2,595	573	37	452	16	3,673
Exchange differences	—	42	—	20	1	63
Balance ending	7,700	3,197	76	1,712	73	12,758
Depreciation and impairment
Balance beginning	(104)	(710)	(20)	(819)	(55)	(1,708)
Additions	(315)	(406)	(12)	(138)	(4)	(875)
Exchange differences	—	(11)	(1)	(13)	(1)	(26)
Balance ending	(419)	(1,127)	(33)	(970)	(60)	(2,609)
Net Book Value ending	7,281	2,070	43	742	13	10,149

For the year ended September 30, 2023, the additions include revaluation adjustment of $2.6M to land and building.

10.	Trade and Other Payables

	September 30, 2024	September 30, 2023
Trade payables	7,073	6,037
Accruals	1,732	1,197
Employee payables	655	1,186
	9,460	8,420

Warranty provision is included in accruals and the continuity schedule is as follows:

	September 30, 2024	September 30, 2023
Opening provision	250	—
Warranty expenses during the year	(672)	(728)
Additional provision during the year	1,494	978
Closing balance	1,072	250

11.	Working Capital Facilities

a.	Revolving Credit Facility

As at September 30, 2024 the balance owing under the facility is $16.28 million (Cdn $22 million). The maximum credit available under the facility is $16.28 million (Cdn $22 million).

The interest on the revolving credit facility is the greater of a) 7.05% per annum above the Prime Rate or b) 12% per annum. Interest is payable monthly.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

	September 30, 2024	September 30, 2023
Opening balance	11,821	11,635
Exchange difference	20	186
Payments made during the period	(47,805)	(34,184)
Cash drawn during the period	52,247	34,184
Closing balance	16,283	11,821

On December 20, 2022, the Company renewed its revolving facility and extended the term of the facility by six months to June 30, 2023, with the Company having the option to extend the facility by a further six months to December 31, 2023. In exchange for this renewal and amendment to the definition of “Credit Facility Advance Rate Limit”, the Company issued 14,414 shares at Cdn $5.55 (as determined by five-day volume weighted average) as compensation for Canadian $80 amendment fee. This was included within finance costs on the statement of earnings. The terms include a reduction in the interest rate calculation by 1%. All other terms and conditions are unchanged.

On June 30, 2023, the Company renewed its revolving facility and extended the term of the facility by three months to September 29, 2023, with the Company having the option to extend the facility by a further three months to December 31, 2023. In exchange for this renewal, the Company issued 8,376 shares at Cdn $4.77 (as determined by five-day volume weighted average) as compensation for Cdn $40 amendment fee. This was included within finance costs on the statement of earnings. All other terms and conditions are unchanged.

On September 29, 2023, the Company renewed its revolving facility and extended the term of the facility by three months to December 29, 2023. In exchange for this renewal, the Company issued 10,443 shares at Cdn $3.83 (as determined by five-day volume weighted average) as compensation for Cdn $40 amendment fee. This was included within finance costs on the statement of earnings. All other terms and conditions are unchanged.

On February 12, 2024, the Company revised its revolving facility, expanding its maximum principal amount to $22 million and extending its term to July 29, 2025. As part of this adjustment, a commitment fee of $303 Canadian was paid in cash on the closing date and amortised over the term of the facility.

b.	Promissory Note

	September 30, 2024	September 30, 2023
Promissory Note opening balance	1,026	4,363
Finance cost	37	126
Repayment of Promissory Note	—	(4,489)
Repayment of Promissory Note(i)	(507)	—
Finance cost paid with options(i)	(37)	—
Promissory Note(ii) issued	—	1,050
Repayment of Promissory Note(i)	—	(24)
	$519	$1,026

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

i.	On November 14, 2022, the Company repaid the promissory note in the amount of approximately $4.4 million (Cdn $6 million) via the proceeds of an equity raise. Upon repayment, the pledge of 27,500,000 Common Shares by Dr. Das Gupta on the share certificates was cancelled.

On February 16, 2024, the Executive Chairman and Chief Executive Officer both exercised options of Electrovaya Inc. A sum of $507 from the promissory note was utilized to cover portion of the options’ purchase price. The remaining balance of the promissory note, amounting to $519, was then substituted with a new promissory note on February 28, 2024, carrying a 14% interest rate and maturing on July 31, 2025. The interest accrued on the new promissory note is US $ 0.43 million

ii.	On March 31, 2023, the Company purchased 100% of the membership interest in Sustainable Energy Jamestown LLC (‘SEJ”), a New York incorporated company controlled by the majority shareholders of the Company. In return, the Company issued a promissory note for $1.05 million to the members of SEJ, with a term of 365 days bearing interest at 7.5% annually payable at maturity. Interest recorded for the year is $0.76 million (September 30, 2023: $0.39 million).

12.	Short term loans

The short-term loan, having a principal amount of $364 (Cdn $500), that was originally obtained in 2017, was fully repaid during the year ended September 30, 2023. This loan had interest at 1.8% per annum.

The short-term loans, having principal amount of $218 (Cdn $300), that were originally obtained in 2019, were fully repaid during the year ended September 30, 2023. The loans had interest at 2% per month and carried a commitment fee of 5%.

On May 16, 2022, the Company acquired the assets and liabilities of Sustainable Energy Jamestown (“SEJ”), including a Vendor Take Back (‘VTB”) note relating to the purchase of the property by SEJ. The secured VTB has a two-year term with repayment starting on July 1, 2022, and expiring on December 18, 2024, and carries interest at 2% per annum. The VTB note is secured against the real estate property that was acquired as part of the SEJ transaction. On October 1, 2024, the VTB was further extended to December 18, 2024.

The VTB carries a balloon payment of $1.63 million. At September 30, 2023 the balance of the VTB was $3.45 million.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

	September 30, 2024	September 30, 2023
Vendor take back	1630	3,457

The VTB continuity is as follows:
Opening balance as at May 22, 2022 (Short term: $419. Long term: $3,826)	4,245
Repaid in year	(150)
Interest accretion	35
Closing balance as at September 30, 2022 (Short term: $673. Long term: $3,457)	4,130
Repaid in year	(750)
Interest accretion	77
Closing balance as at September 30, 2023 (Short term: $3,457. Long term: $nil)	3,457
Repaid in year	(1,879)
Interest accretion	52
Closing balance as at September 30, 2024 (Short term: $1,630 Long term : $nil)	1,630

13.	Finance costs

During the year, the Company incurred both cash and non-cash finance costs. The following table shows the split as included on the statement of earnings.

	September 30, 2024			September 30, 2023
	Cash	Non-Cash	Total	Cash	Non-Cash	Total
Working capital facility	2,134	—	2,134	1,543	—	1,543
Issued to lender (note 15a)	—	30	30	—	118	118
Shares issued to consultants	—	169	169	—	—	—
Promissory notes, accretion on promissory note and settlement fee on promissory note	—	76	75	173	32	205
Interest on VTB loan (note 12)	96	52	148	77	—	77
Lease interest (note 14)	—	349	348	—	380	380
Equity issuance costs	301	—	301	84	—	84
Warrant issuance costs	—	—	—	134	—	134
Changes in FV of derivative warrants	—	(1,334)	(1,334)	—	(361)	(361)
Accretion on government assistance	—	48	48	—	—	—
Accretion on government loans – TPC	2	443	446	—	294	294
	2,533	(167)	2,366	2,011	463	2,474

14.	Lease liability

As of September 30, 2024, lease liability consists of:

	September 30, 2024	September 30, 2023
Current	471	389
Non-current	1,871	2,338
	2,342	2,727

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

Information about leases for which the Company is a lessee is as follows:

	September 30, 2024	September 30, 2023
Interest on lease liabilities	349	380
Incremental borrowing rate at time of transition	14%	14%
Cash outflow for the lease	735	707

The Company’s future minimum lease payments for the years ended September 30, 2024, for the continued operations are as under:

Year	Amount
2025	760
2026	598
2027	555
2028	571
2029	588
2030 and beyond	148

The Company entered into a lease agreement for 61,327 sq. ft for its premises as its headquarters in Mississauga, Ontario at 6688 Kitimat Road. The lease is for 10 years starting January 1, 2020, with expiry December 31, 2029. In addition, the Company is required to pay certain occupancy costs.

The lease agreement for the Company’s lab facility has been renewed for an additional three years, commencing from January 2023.

The terms of the renewed lease entail a fixed monthly rent as follows:

●	CAD $25,625 for the first year,

●	CAD $26,265 for the second year, and

●	CAD $26,922 for the third year.

26 | P a g e

ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

15.	Share capital

a.	Authorized and issued capital stock

		Common Shares
		Number	Amount
Balance, September 30, 2022	Note	29,437,372	$103,305
Issuance of shares	(i)	3,508,680	7,167
Exercise of options	Note 15(b)	6,800	8
Issuance of shares	(ii)	14,414	59
Transfer from contributed surplus		—	5
Exercise of options	Note 15(b)	5,200	13
Transfer from contributed surplus		—	11
Issuance of shares note	(iii)	8,376	30
Issuance of shares note	(iv)	10,443	30
Exercise of warrants	Note 15(c)	841,499	3,004
Transfer from derivative liability		—	1,409
Balance, September 30, 2023		33,832,784	115,041

Issuance of shares	(v)	10,024	30
Issuance of shares	(vi)	42,157	169
Transfer from contributed surplus		—	501
Exercise of options	Note 15(b)	252,700	667
Balance, September 30, 2024		34,137,665	116,408

i.	The Company completed a non-brokered private placement of 3,508,680 units at a price of Cdn $4.23 per Unit for aggregate gross proceeds of CAD$14.8 million. Each Unit comprised of one common share of the Company and one-half of one common share purchase warrant. The Company issued 1,754,340 share purchase warrants on November 09, 2022. The expiry date of these warrants was November 09, 2025. The warrant exercise price would be adjusted from $5.30 to $4.70, should the Company fail to list its common shares on the Nasdaq Capital Markets by April 30, 2023. The warrants were classed as a derivative liability as they did not meet the fixed for fixed criteria. See note (20) financial instruments for further details.

ii.	On December 20, 2022, the revolving facility note which was due to mature on December 31, 2022, was amended to June 30, 2023, with an option to renew for further six months until December 31, 2023. The terms include a reduction in the interest rate calculation by 1%. All other terms and conditions were unchanged. In exchange for the extension, the Company issued 14,414 shares at Cdn $5.55 (as determined by a five-day volume weighted average) as compensation for Canadian $80 extension fee. The fee is recorded in finance costs on the consolidated statement of earnings.

iii.	The revolving facility, which was due to mature on June 30, 2023, was amended to September 29, 2023 with an option to renew for further three months until December 31, 2023. All other terms and conditions were unchanged. In exchange for the extension, the Company issued 8,376 shares at Cdn $4.77 (as determined by a five-day volume weighted average) as compensation for Canadian $40 extension fee. The fee is recorded in finance costs on the consolidated statement of earnings.

iv.	The revolving facility, which was due to mature on September 29, 2023, was amended to December 29, 2023. All other terms and conditions are unchanged. In exchange for the extension, the Company issued 10,443 shares at Cdn $3.83 (as determined by a five-day volume weighted average) as compensation for Canadian $40 extension fee. The fee is recorded in finance costs on the consolidated statement of earnings.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

v.	In December 2023, additional shares were issued as extension fee for the revolving facility on December 20, 2023. All terms and conditions were unchanged. In exchange for the extension, the Company issued 10,024 shares at Cdn $3.99 (as determined by a five-day volume weighted average) as compensation for Cdn $40 extension fee.

vi.	On March 07, 2024, the Company issued 42,157 shares for consulting for investor relations. The Company issued the shares at Cdn $ 5.43 as compensation.

vii.	On June 13, 2023, the Company completed a reverse split of its issued and outstanding common stock at a ratio of 1 consolidated for 5 pre-consolidated shares. The Company initiated the reverse stock split in connection with its intention to meet the minimum bid price requirement and list the Common Shares for trading on the Nasdaq Capital Market. As a result of the reverse stock split, every five outstanding Common Shares were consolidated into one Common Share without any action from stockholders, reducing the number of outstanding Common Shares from approximately 164.86 million to approximately 32.97 million. Additionally, the number of stock options, the number of warrants and earnings per share were also adjusted retrospectively, to reflect the stock split.

b.	Stock Options

Options to purchase common shares of the Company under its stock option plan may be granted by the Board of Directors of the Company to certain full-time and part-time employees, directors and consultants of the Company and its affiliates. Stock options are non-assignable and may be granted for terms of up to 10 years. Stock options vest at various periods from zero to three years. As a result of the reverse stock split, every five options were consolidated into one option without any action from option holders, reducing the number of outstanding options from approximately 23.5 million to 4.7 million.

On February 17, 2021, at a Special Meeting of the Shareholders, a resolution was passed to (i) authorize amendments to the Company’s Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 3,020,000 to 4,600,000.

On March 25, 2022, at a Special Meeting of the Shareholders, a resolution was passed to (i) authorize amendments to the Company’s Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 4,600,000 to 6,000,000.

	Note	Number outstanding	Weighted average exercise price
Outstanding, September 30, 2022		3,727,588	2.30
Exercised	Note 15(a)	(6,800)	1.05
Exercised	Note 15(a)	(5,200)	2.55
Expired	Note 15(a)	(3,200)	2.60
Granted		1,060,000	4.04
Cancelled		(58,000)	4.04
Outstanding, September 30, 2023		4,714,388	2.44
Exercised during the year	Note 15(a)	(252,700)	2.65
Expired during the year	Note 15(a)	(24,400)	2.87
Granted		443,000	3.42
Outstanding, September 30, 2024		4,880,288	2.52

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

Exercise price		Number Outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average exercise price
$3.46	(Cdn 4.68)	443,000	9.51	87,000	3.46
$3.96	(Cdn 5.35)	1,002,000	8.53	161,338	3.96
$2.11	(Cdn 2.85)	298,000	7.72	234,675	2.11
$4.26	(Cdn 5.75)	20,000	7.16	20,000	4.26
$3.70	(Cdn 5)	1,494,667	6.95	694,667	3.70
$2.44	(Cdn 3.3)	270,268	5.95	270,268	2.44
$1.11	(Cdn 1.5)	1,024,000	4.83	1,024,000	1.11
$1.04	(Cdn 1.4)	116,566	3.39	116,566	1.04
$4.51	(Cdn 6.1)	10,667	2.83	10,667	4.51
$7.88	(Cdn 10.65)	101,121	2.25	101,121	7.88
$2.92	(Cdn 3.95)	9,600	1.36	9,600	2.92
$2.55	(Cdn 3.45)	42,900	1.00	42,900	2.55
$3.37	(Cdn 4.55)	12,000	0.64	12,000	3.37
$2.41	(Cdn 3.25)	35,499	0.39	35,499	2.41
		4,880,288		2,820,301	2.52

For the options exercised, the share price at the time of exercise was between CDN $2.47-$4.06. Total stock-based compensation expense recognized during the year ended September 30, 2024 was $2,155 (2023: $1,167).

The Company amortize the estimated grant date fair value of stock options to expense over the vesting period (generally three years). The grant date fair value of outstanding stock options was determined using the Black-Scholes option pricing model which uses highly subjective and complex assumptions, including the option’s expected term and the price volatility of the underlying stock based on historical stock prices, to determine the fair value of the option.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

i.	The following table summarizes the assumptions used with the Black-Scholes valuation model for the determination of the stock-based compensation costs for the stock options granted during the year ended September 30, 2024:

Grant date	April 05, 2024

No of options	443,000
Share price	$3.44
Exercise price	$3.44
Average expected life in years	10
Volatility	87.98%
Risk-free weighted interest rate	3.58%
Dividend yield	—
Fair-value of options granted	$1,316

ii.	The following table summarizes the assumptions used with the Black-Scholes valuation model for the determination of the stock-based compensation costs for the stock options granted during the year ended September 30, 2023:

Grant date	April 10, 2023

No of options	1,060,000
Share price	$3.85
Exercise price	$4.04
Average expected life in years	10
Volatility	79.30%
Risk-free weighted interest rate	2.92%
Dividend yield	—
Fair-value of options granted	$4,282

c.	Warrants

Details of Share Warrants

	Number Outstanding	Exercise Price
Outstanding, September 30, 2023	1,711,924	$2.38
Expired	(291,924)	$5.92
Outstanding, September 30, 2024	1,420,000	$2.38

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

Additionally, the number of derivative warrants at September 30, 2024 were 912,841 (September 30, 2023: 912,841).

The grant date fair value of outstanding share warrants was determined using the Black-Scholes pricing model using the following assumptions in the year of the grant:

Risk-free interest rate (based on U.S. government bond yields) of 2.94% (September 30, 2023: 3.80%), expected volatility of the market price of shares (based on historical volatility of share price) of 52.72%, (September 30, 2023: 85.58%) and the expected warrant life (in years) of 1.1 (September 30, 2023: 3). As a result of the reverse stock split, every five warrants were consolidated into one warrant without any action from warrant holders, reducing the number of outstanding warrants from approximately 13.1 million to 2.6 million. A 10% of change in any assumption would result in the change in derivative warrant liability between $(51) (September 30, 2023: ($417)) and $(2) (September 30, 2023: $393).

Warrant continuity schedule is as follows:

	Units	Fair Value
Opening valuation as at Nov 9, 2022	1,754,340	3,259
Warrants exercised as at July 28, 2023	(841,499)	(1,409)
Fair value adjustment		(361)
Closing balance (September 30, 2023)	912,841	1,489
Fair value adjustment	—	(1,334)
Closing balance (September 30, 2024)	912,841	155

d.	Details of Compensation options:

	Number Outstanding	Exercise Price
Outstanding, September 30, 2023	17,522	4.95
Expired during the year	(17,522)	6.70
Outstanding, September 30, 2024	—	—

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

16.	Related Party Transactions

Management compensation

Key management compensation comprises the following:

	September 30, 2024	September 30, 2023
Salaries, bonus and other benefits	1,185	764
Share based compensation	969	1,089
	2,154	1,853

Share based compensation includes a portion of options that are granted but have not vested and are valued using the Monte Carlo valuation method. See details in Special Option Grants below:

Personal Guarantees

	September 30, 2024	September 30, 2023
Promissory Note (note 11(b))	519	1,026

Research Lab – Facility Usage Agreement

In May 2021, Electrovaya entered a month-to-month Facility Usage Agreement for the use of space and allocated staff of a third-party research firm providing access to laboratory facilities, primarily for research. The laboratory and pilot plant facilities have certain equipment and permits for research and developments with chemicals. The term of the agreement was for six months and could be terminated by either party upon 90 days notice.

In July 2021, the facility was acquired by an investor group controlled by the family of Dr. Sankar Das Gupta, which includes its CEO, Dr. Rajshekar Das Gupta. The Facility Usage Agreement was not changed on the change of ownership and remains in effect between the Company and the owner, such that the monthly payment of Cdn $25,265 is now made to a related party of Electrovaya.

On June 7, 2023, the Facility Usage Agreement was retroactively extended from January 1, 2023, for an additional three years. The lease has been recognized as a lease liability and corresponding right of use asset.

Special Options Grants

In September 2021, on the recommendation of the Compensation Committee of the Company, a committee composed entirely of independent directors, the Board of Directors of the Company determined that it is advisable and in the best interests of the Company to amend the terms of the compensation of certain key personnel to incentivize future performance, to encourage retention of their services, and to align their interests with those of the Company’s shareholders.

Dr. Sankar Das Gupta was granted 700,000 options which vest in two tranches of 200,000 options and one tranche of 300,000 options, based on reaching specific target market capitalizations. The fair value of these options on the day of grant are calculated using the Monte Carlo method of option valuation and expensed over the mean vesting period in accordance with IFRS 2. The expense of $456 (September 30, 2023: $256) is recorded within stock-based compensation in the consolidated statement of earnings.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

Dr. Rajshekar Das Gupta was granted 900,000 options which vest in three tranches of 300,000 options based on reaching specific target market capitalizations. The fair value of these options on the day of issuance is calculated using the Monte Carlo method of option valuation and expensed over the mean vesting period in accordance with IFRS 2. The expense of NIL (September 30, 2023: $248) is recorded within stock-based compensation in the consolidated statement of earnings.

In April 2023, following the suggestion of the Company’s Compensation Committee, consisting entirely of independent directors, the Company’s Board of Directors awarded Dr. Rajshekar Das Gupta a total of 600,000 options. These options will vest in two phases: 300,000 options and 300,000 options, contingent upon achieving certain target market capitalizations. The expense of $512 (September 30, 2023: $260) is recorded within stock-based compensation in the consolidated statement of earnings.

Investment in Sustainable Energy Jamestown LLC

During the year ended September 30, 2022, the Company acquired real estate (land and building) through its common control entity Sustainable Energy Jamestown (“SEJ”), a limited liability company controlled by the major shareholders of the Company. SEJ purchased the land and buildings for $5.1 million financing the purchase with a deposit of $600 and a promissory note of $4.4 million, see note 13 for details. Transaction costs incurred by the Company were $105.

During the year ended September 30, 2023, the Company purchased the membership interest in SEJ from the major shareholders of the Company. The land and buildings comprising the real estate was revalued by $2.7 million, which was recognised in other comprehensive income. The purchase price included a premium of $500 paid to the members of SEJ, who are also majority shareholders of the Company, which was recorded in General and Administrative costs in the consolidated statement of earnings.

17.	Change in Non-Cash Operating Working Capital

	September 30, 2024	September 30, 2023
Trade and other receivables	(732)	(7,845)
Inventories	(1,418)	(724)
Prepaid expenses and other	(1,693)	(2,103)
Trade and other payables	1,588	2,551
	(2,255)	(8,121)

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

18.	Relief and Recovery Fund Payable

The Relief and recovery fund is created by the Ministry of Economic Development to support the Company to recover from economic disruption associated with the COVID-19 outbreak. An amount of $300 (Cdn 380) was received as at September 30, 2021. The funding bears no interest, and the Company is required to repay in equal monthly payments for 5 years starting from April 1, 2023. The Company discounted the loan to the present value using the discount rate of 50%. Interest expense booked for the financial year ending September 30, 2024 is $48 (September 30, 2023: $33).

19.	Government Assistance

The government assistance is related to specific Government supported research and development programs undertaken by Electrovaya. The National Research Council of Canada Industrial Research Assistance Program (IRAP) has provided $133 (Cdn $181) and Innovation Asset MSP contribution $36 (Cdn $49). This total was recorded within Government Grants in the consolidated statement of earnings.

20.	Financial Instruments

Derivative Liabilities

Warrants as derivative liability is fair valued using Black Scholes Model (“BSM”). Using this approach, the fair value of the warrants on November 09, 2022, was determined to be $3.3 million. Key valuation inputs and assumptions used in the BSM are stock price of CAD $4.55, expected life of 3 years, annualized volatility of 85.58%, annual risk-free rate of 3.87%, and annual dividend yield of 0.0%.

Key valuation inputs and assumptions used in the BSM when valuing the warrants as at September 30, 2024, were, stock price $3.16, expected life of 1.1 years, annualized volatility of 52.72%, annual risk-free rate of 2.94%, and dividend yield of 0.0%.

The Company incurred total issuance costs of $459 during the year ended September 30, 2023. The Company allocated proportionally to the derivative liability and expensed $134 as a finance cost in the consolidated statement of earnings, and balance portion of the issuance cost reduced from equity for $325 respectively.

Fair Value

IFRS 13 “Fair Value Measurement” provides guidance about fair value measurements. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value are required to maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs. The first two levels are considered observable and the last unobservable. These levels are used to measure fair values as follows:

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

●	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities, either directly or indirectly.

●	Level 2 – Inputs, other than Level 1 inputs that are observable for assets and liabilities, either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

	Fair Value	Level 1	Level 2	Level 3
Warrants	155	—	155	—

Risk Management

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company’s risk management processes are to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below. There have been no changes in risk exposure since the prior year unless otherwise noted.

Capital risk

The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain and develop its products. The capital structure of the Company consists of shareholders’ equity and depends on the underlying profitability of the Company’s operations.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development, manufacture and marketing of its products. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s capital management objectives are:

●	to ensure the Company’s ability to continue as a going concern.

●	to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

The Company monitors capital based on the carrying amount of equity plus its short-term debt comprised of the promissory notes, less cash and cash equivalents as presented on the face of the consolidated statement of financial position.

The Company sets the amount of capital in proportion to its overall financing structure, comprised of equity and long-term debt. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company issues new shares or increases its long-term debt.

Credit risk and Concentration risk

Credit risk is the risk that the counterparty fails to discharge an obligation to the Company. The Company is exposed to this risk due to its cash and cash equivalents, trade and other receivables.

The Company manages its credit risk related to trade and other receivables by establishing procedures to establish credit limits and approval policies. The balance in trade and other receivables is primarily attributable to trade accounts receivables. In the opinion of management, the credit risk is moderate and minimum credit losses are expected. Management is taking appropriate action to mitigate this risk by adjusting credit terms.

The Company is exposed to credit risk in the event of default by its customers. Accounts receivables are recorded at the invoiced amount, do not bear interest, and do not require collateral. For the year ended September 30, 2024, two customers accounted for $38.9 million or 87.21% of revenue (2023 one customer accounted for $42 million or 94%). As of September 30, 2024, two customers accounted for 96 % of accounts receivable (2023 one customer accounted for 85%). Refer note 5 for expected credit loss provision.

Liquidity risk

Liquidity risk is the risk that the Company may not have cash available to satisfy its financial obligations as they come due. The majority of the Company’s financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. The Company manages liquidity risk by maintaining a portfolio of liquid funds and having access to a revolving credit facility. The Company believes that cash flow from operating activities, together with cash on hand, cash from its trade and other receivables, and borrowings available under the revolving facility are sufficient to fund its currently anticipated financial obligations and will remain available in the current environment.

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at September 30, 2024:

	2025	2026	2027	2028	2029 & beyond	Total
Trade and other payables	9,460	—	—	—	—	9,460
Lease liability	760	598	555	571	588	3,072
Short term loan	1,630	—	—	—	—	1,630
Promissory notes	519	—	—	—	—	519
Working capital facility	16,283	—	—	—	—	16,283
Other payable	211	188	208	218	610	1,435
	28,863	786	763	789	1,198	32,399

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at September 30, 2023:

	2024	2025	2026	2027	2028 & beyond	Total
Trade and other payables	8,429	—	—	—	—	8,429
Lease liability	929	950	789	745	1,737	5,150
Short term loans	3,500	—	—	—	—	3,500
Promissory note	1,026	—	—	—	—	1,026
Working capital facility	11,821	—	—	—	—	11,821
Other payable	1,365	490	215	56	38	2,164
	27,070	1,440	1,004	801	1,775	32,090

Market risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair value of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its products and the future profitability of the Company is related to the market price of its primary competitors for similar products.

Interest rate risk

The Company has variable interest debt as described in Note 11 and 13. Changes in interest rates will affect future interest expense and cash flows. The Company does not enter into derivative instruments to reduce this exposure.

Foreign currency risk

The Company is exposed to foreign currency risk. The Company’s functional currency is the United States dollar (Electrovaya Inc.’s functional currency is CAD) and the financial statements are presented in United States dollars. Changes in the relative values of these currencies will give rise to changes in other comprehensive income.

Purchases are transacted in Canadian dollars, United States dollars and Euro. Management believes the foreign exchange risk derived from any currency conversions may have a material effect on the results of its operations. The financial instruments impacted by a change in exchange rates include exposures to the above financial assets or liabilities denominated in nonfunctional currencies. Cash held by the Company in US dollars at September 30, 2024 was $159 (September 30, 2023 $175).

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

If the US dollar to Canadian foreign exchange rate changed by 2% this would change the recorded net gain(loss) by $174 (September 30, 2023-$173).

21.	Contingencies

a.	Refundable Ontario Investment Tax Credits

On July 22, 2022, the Company received a Notice of Confirmation from the CRA relating to the 2014 and 2015 SRED reassessment for $299 (Cdn$386) and $302 (Cdn$389) including interest respectively. The balance owing has been fully provided for in other payables, and the Company is pursuing the next appropriate step in the appeal process and believes the amounts may be reversed or substantially reduced. The outcome cannot be determined.

b.	Ministry of Energy

On May 28, 2018, the Province of Ontario issued a claim against Electrovaya Corp. claiming $655 (Cdn $830) related to a dispute regarding funding and fulfilment of the Intelligent Energy Storage System under the Smart Grid Fund program. A Statement of Defense disputing the claim in its entirety was filed on March 21, 2019. No further steps have been taken by the province to pursue the claim.

c.	Other Contingencies

In the normal course of business, the Company is party to business related claims. The potential outcomes related to existing matters faced by the Company are not determinable at this time. The Company intends to defend these actions, and management believes that the resolution of these matters will not have a material adverse effect on the Company’s financial condition.

22.	Segment and Customer Reporting

The Company develops, manufactures and markets power technology products. There is only a single segment applicable to the Company.

Given the size and nature of the products produced, the Company’s sales are segregated based on large format batteries, with the remaining smaller product line categorized as “Other”.

There has been no change in either the determination of the Company’s segments, or how segment performance is measured, from that described in the Company’s consolidated financial statements as at and for the year ended September 30, 2024.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

	2024	2023
Large format batteries	42,970	42,168
Other	1,645	1,891
	44,615	44,059

Revenues can also be analyzed as follows based on the nature of the underlying deliverables:

	2024	2023
Revenue with customers
Sale of batteries and battery systems	42,970	42,168
Sale of services	983	216
Grant income
Research grant	26	693
Others	636	982
	44,615	44,059

Revenues attributed to geographical regions based on the location of the customer were as follows:

	2024	2023
Canada	1,655	1,258
United States	42,784	42,351
Others	176	450
	44,615	44,059

23.	Other payables

Technology Partnerships Canada (“TPC”) projects were long-term (up to 30 years) commencing with an R&D phase, followed by a benefits phase – the period in which a product, or a technology, could generate revenue for the Company. In such cases, repayments would flow back to the program according to the terms and conditions of the Company’s contribution agreement.

In June 2018, the contribution agreement was amended and is included at its net present value in other payables. Further, in September 2024, the agreement was further amended with amended terms and conditions for the repayment of the debt with new payment schedule. Consequently, the old debt was de-recognised in the books of accounts and the new debt was introduced with first payment starting in July 2025 and final payment to be discharged in July 2031.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

The following table represents changes in the provision for repayments to Industry Canada.

	September 30, 2024	September 30, 2023
Opening balance	984	798
Interest accretion	490	186
Debt extinguishment	(1,474)	—
Recognition of new debt	370	—
Interest accretion on new debt	9	—
Ending balance	379	984
Less: current portion of the provision (included in Trade and other payables)	(36)	(661)
Ending balance of long-term portion	343	323

Following is the payment schedule for TPC:

Year	Amount
2025	155
2026	132
2027	132
2028	132
2029	132
2030	132
2031	132

24.	Income-tax

The income tax recovery differs from the amount computed by applying the Canadian statutory income tax rate of 26.50% (2023 – 26.50%) to the loss before income taxes as a result of the following:

	2024	2023
Income (Loss) before income taxes	(1,485)	(1,479)
Expected recovery of income taxes based on	(394)	(392)
statutory rates
Reduction in income tax recovery resulting from:
Lower rate on manufacturing profits	(9)	(9)
Other permanent differences	246	206
Deferred tax benefit not recognized	157	(484)
Income tax recovery	—	(679)

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

The components of deferred income taxes as at September 30, 2024 and 2023 are as follows:

	Opening, October 1, 2023	Recognized in P&L	Recognized in OCI	Closing, September 30, 2024
Deferred Tax Assets:
Canadian non-capital loss carry forwards	602	(150)	—	452
US net operating losses	408	(60)	—	348
Deferred tax assets recognized	1,010	(210)	—	800

Deferred Tax Liabilities
Unrealized foreign exchange	(11)	12	—	1
Property, plant and equipment	(999)	198	—	(801)
	(1,010)	210	—	(800)
Net Deferred tax asset (liability)	—	—	—	—

	Opening, October 1, 2022	Recognized in P&L	Recognized in OCI	Closing, September 30, 2023
Deferred Tax Assets
Canadian non-capital loss carry forwards	47	555	—	602
US net operating losses	—	408	—	408
Deferred tax assets recognized	47	963	—	1,010

Deferred Tax Liabilities
Unrealized foreign exchange	—	(11)	—	(11)
Property, plant and equipment	(47)	(273)	(679)	(999)
	(47)	(284)	(679)	(1,010)
Net Deferred tax asset (liability)	—	679	(679)	—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of deferred taxable income during the year in which those temporary differences become deductible.

Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

The Company concluded that there is uncertainty regarding the future recoverability of Company’s deferred income tax assets in future periods. Therefore, deferred tax assets have not been recognized in the financial statements with respect to the following deductible temporary differences:

	September 30, 2024	September 30, 2023
Canadian non-capital loss carry forwards	41,904	44,061
Canadian capital loss carry forwards	69	—
US net operating losses	5,332	4,306
Property, plant and equipment	—	—
Lease liabilities	2,342	2,727
Disallowed interest carry forwards	1,780	—
Unclaimed research and development expenses	15,852	15,824
Non-refundable research and development credits	19,524	19,489
Other	1,121	1,343
	87,924	87,750

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2024 and September 30, 2023

The Company has Unrecognized losses that expire as early as 2025 as follows:

Year of expiry	Canada	USA
2025	—	1,422
2026	7,992	192
2027	3,405	678
2028	3,851	49
2029	—	356
2030	312	665
2031	—	1,083
2032	634	195
2033	995	149
2034	—	29
2035	2,200	—
2036	1,634	14
2037	2,179	2
2038	6,111	—
2039	2,194	—
2040	549	—
2041	5,106	—
2042	4,743	—
2043	—	—
2044	—	—
Indefinite	—	497
	41,904	5,332

25.	Subsequent events

In the month of November 2024, the Export-Import Bank of the United States (EXIM) approved a direct loan in the amount of $50.8 million to fund Electrovaya’s Jamestown Lithium-Ion Battery Expansion. This financing will fund Electrovaya’s battery manufacturing buildout in Jamestown, New York including equipment, engineering and setup costs for the facility.

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